Exhibit 10.11

CONFIDENTIAL OFFER LETTER FOR

RENÉ RUSSO

July 12, 2015

Dear René,

We are very pleased to offer you a position with Arsanis, Inc. (“Arsanis” or “Company”) as Chief Development Officer. You will be involved with the development and execution of our pre-clinical, clinical, regulatory, and commercialization research and strategies as well as our financing, team building, and business development activities. You will also play an integral role in establishing and expanding Arsanis’ U.S. presence in Boston, in addition to other responsibilities not inconsistent with your positon that may be reasonably assigned to you from time to time. You will report directly to the President of Arsanis, Eszter Nagy.

Start Date: Your start date will be June 1, 2015 or a date mutually agreed upon by you and Arsanis.

Time Commitment: For the period beginning on the Start Date and ending on September 8, 2015 (the “Part-Time Period”) the total weekly time commitment shall not exceed twenty-five percent (25%) of standard full-time employment, on average, over any given month.

Following the Part-Time Period, the time commitment for this position will expand to be a full-time professional commitment.

Base Salary: Your full-time salary will be equivalent to $380,000.00 annually (the “Full Time Base Salary”), which will be paid bi-weekly, and which shall be subject to deductions for taxes and other withholdings as required by law or the standard and lawful policies of the Company.

All forms of cash compensation herein other than severance, including without limitation your Base Salary and Bonus Potential, shall be adjusted proportionately in accordance with your mutually-agreed-upon time allocation over each such applicable payment period. During the Part-Time Period, for example, you will receive 25% of your full-time Base Salary and any applicable subsequent Bonus Potential calculation shall use as its basis this adjusted Base Salary for the applicable payment periods within the Part-Time Period.

During the Part-Time Period, should your total time commitment materially exceed or fall below the expected and mutually-agreed-upon time commitment, Arsanis will work with you in good faith to determine the magnitude of such deviance and any temporary overpayments or underpayments will be promptly applied to future payments to reflect the work actually performed.

Arsanis, Inc. | 7 Lucent Drive • Lebanon, NH • 03766 | Phone: (515) 999-5181 | www.arsanis.com

Bonus Potential: At the sole discretion of the Company you will be eligible to earn an annual bonus of up to 35% of your Base Salary, which will be dependent upon the completion of milestones and performance evaluations established by the Board and President at the outset of your employment and annually thereafter, overall Company performance, and other external conditions. Any bonus due you hereunder will be paid no later than March 15th of the year following the calendar year to which the bonus relates, subject to your continuous employment through the date the bonus is earned. The foregoing shall be construed and applied so that any bonus payable to you hereunder qualifies as a “short-term deferral” under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”).

Company shares and options: At the sole discretion of the Arsanis Board of Directors, Arsanis expects to grant or sell to you approximately 3.5% of the fully diluted and outstanding company ownership Arsanis in the form of Common Shares. The calculation of this percentage ownership interest shall be made following any increases to the Company’s 2011 Stock Incentive Plan that the Board of Directors deems necessary or desirable at the July 2015 meeting of the Board of Directors, and shall assume that all shares reserved for issuance in relation to incentive plans for the Company’s employees, customers, consultants, and directors have been issued and are fully outstanding. Such ownership interest shall be issued as Options (the “Shares”) with a strike price equal to the then-current fair market value per Share in accordance with equity compensation requirements and pursuant to the determination by the Arsanis Board of Directors of such fair market value at its sole discretion, such fair market value having most recently been determined by the Board of Directors to be equal to $2.36 per Common Share. The most recent Preferred Share issuance was completed at a price of $7.24/share, and the post-money valuation with respect to the Series B-2 financing is approximately $55 million.

The purchase and sale of the Shares shall be governed by an Option Purchase Agreement which shall contain, among other things, vesting provisions consistent with this offer letter, a right of accelerated vesting on the occurrence of a change of control of the Company and a right of the Company to cancel or repurchase unvested Shares or Options under certain circumstances. Twenty-five percent (25%) of such Shares shall vest on the first anniversary of the Start Date or, if earlier, the first anniversary of your first date of employment for Company, and the remainder of the Shares shall vest in 36 equal monthly installments thereafter.

The Board of Directors will review your compensation annually and may adjust it upwards in its sole discretion. At sole discretion of the Arsanis Board of Directors and as part of such annual review, you will be eligible to receive additional equity-based incentive compensation, any such additional Shares to be granted in accordance with the above procedures and to be subject to similar vesting or repurchase provisions and other restrictions. It is the expectation of both parties that you will receive such additional equity grants and, in any event, no later than following the final vesting date of your initial equity grant.

Arsanis, Inc. | 7 Lucent Drive • Lebanon, NH • 03766 | Phone: (515) 999-5181 | www.arsanis.com

Vacation and Other Time Off: You will receive as vacation, sick leave, and flex time, on an annualized basis, paid time off in the form of:

•	up to ten (10) “holidays” in the form of paid time off, such days to be allocated primarily to those official federal and/or public holidays observed in the U.S. and/or Austria, as mutually agreed upon between you and Arsanis; and

•	up to twenty five (25) days of vacation in the form of paid time off, such days to be allocated at your sole discretion; and

•	sick leave in the form of paid time off, as required, subject to Company approval.

In addition, Arsanis believes in a flexible schedule policy that encourages employees to work hard but allows flexibility around when work is done.

Location: You will be primarily located in the Boston area, and will play an integral role in establishing Arsanis’ U.S. presence and team in Boston. You will be asked to travel occasionally to the Company’s offices in Vienna, Austria, as mutually agreed upon between you and Company.

Benefits: Arsanis will arrange to provide health, dental, vision, life, and disability insurance as required by you and your family. In the event that you provide for your own healthcare and other ancillary insurance services and benefits, Arsanis shall provide an additional stipend as a part of your Base Salary and paid pro rata at such times as your Base Salary is paid, to defray substantially all of such reasonable costs.

While Arsanis does not have a policy of matching employee contributions at this time, Arsanis will also arrange for your participation in a leading 401(k) savings and retirement program.

Travel Reimbursement: Arsanis will reimburse you for all reasonable out-of-pocket expenses incurred in the course of your employment, subject in certain circumstances to approval.

Termination of Employment. Your employment under this Agreement shall continue until terminated pursuant to this Section.

(a). Termination for Cause. The Company may terminate your employment for Cause, as defined below, upon notice to you setting forth in reasonable detail the nature of the Cause. The following, as determined by the Board in its reasonable judgment, shall constitute “Cause” for termination:

(i). the commission of, or indictment or conviction for, any felony or any other crime involving dishonesty to the material detriment of the Company;

Arsanis, Inc. | 7 Lucent Drive • Lebanon, NH • 03766 | Phone: (515) 999-5181 | www.arsanis.com

(ii). participation in any fraud, deliberate and substantial misconduct, breach of duty of loyalty or breach of fiduciary duty against the Company;

(iii). intentional and substantial damage to any property of the Company;

(iv). unsatisfactory performance of your duties hereunder (not attributable to sickness, disability or death) after reasonable written notice and opportunity to cure; or

(v). your breach of any material provision of this Agreement, the Invention, Non-Competition, and Non-Disclosure Agreement, or any other agreement to which you and the Company are both parties.

Termination of your employment by the Company for Cause will result in no severance pay or benefits.

(b). Termination without Cause. The Company may terminate your employment at any time other than for Cause upon written notice to you.

(c). Termination for Good Reason. You may terminate your employment hereunder for Good Reason, as defined below, by providing written notice to the Company of the condition giving rise to the Good Reason, specifying in detail the basis for such claim of Good Reason, no later than 30 days following the occurrence of the condition, by giving the Company 30 days to remedy the condition and by terminating employment for Good Reason within 30 days thereafter if the Company fails to remedy the condition. The following, if occurring without your consent, shall constitute “Good Reason” for termination by you:

(i). a material and adverse diminution of your duties and responsibilities with the Company, provided that such change is not in connection with a termination of your employment relationship with the Company;

(ii). A material diminution of your base compensation provided that such change is not in connection with a termination of your employment relationship with the Company;

(iii). relocation of your principal place of employment outside a 30 mile radius from Boston, Massachusetts; or

(iv). a material breach by the Company of this Agreement.

(d). Termination without Good Reason. You may terminate your employment with the Company other than for Good Reason at any time subject to your provision of advanced written notice to the Company within a sixty (60) day agreed-upon prior notice period (the “Applicable Notice Period”).

Arsanis, Inc. | 7 Lucent Drive • Lebanon, NH • 03766 | Phone: (515) 999-5181 | www.arsanis.com

(e). Termination Due to Death or Disability. This Agreement shall automatically terminate in the event of your death during employment. The Company may terminate your employment, upon notice to you, in the event you become disabled during employment through any illness, accident, injury or condition of either a physical or psychological nature and, as a result, are unable to continue to perform substantially all of your duties and responsibilities under this Agreement (notwithstanding the provision of any reasonable accommodation) for 180 days (whether or not consecutive) during any period of 365 consecutive calendar days. If any question shall arise as to whether you are disabled to the extent that you are unable to perform substantially all of your duties and responsibilities for the Company, you shall, at the Company’s request and expense, submit to a medical examination by a mutually acceptable physician who is Board certified in the area of practice involved in the disability and such determination shall, for the purposes of this Agreement, be conclusive of the issue. If such a question arises and you fail to submit to the requested medical examination, the Company’s determination of the issue shall be binding on you.

Severance and other Matters Related to Termination.

(a) Termination by the Company without Cause or by you for Good Reason. Subject to (b) and (f) below and Section 409A, in the event that your employment is terminated by the Company without Cause pursuant to (b) or by you for Good Reason pursuant to (c), in addition to the Accrued Compensation (as defined below), which shall be paid at the time provided in (d) below, you shall be entitled to the severance payments and benefits specified below:

(i). the Company shall continue to pay you your Full Time Base Salary, at the rate then in effect without pro ration during any period of part- time employment, in accordance with the Company’s standard payroll policy as then in effect, for a period following the date on which your employment with the Company terminates, such period being determined as follows (the “Applicable Severance Period”):

(1) three (3) months with regard to terminations that are initiated within (6) months of the Start Date;

(2) six (6) months with regard to terminations that are initiated after six (6) months but before twelve (12) months following the Start Date;

(3) nine (9) months with regard to terminations that are initiated on or after the twelve (12) month anniversary of the Start Date;

(ii). subject to your timely election to continue participation in the Company’s group health and dental plans under COBRA or Massachusetts law, and only for so long as you are eligible for such coverage through COBRA or Massachusetts law, the Company shall pay you, on a monthly and taxable basis, an amount equal to the full monthly premium cost of such participation until the conclusion of the Applicable Severance Period, or, if earlier, until the date you become eligible to enroll in such plans of any new employer.

Arsanis, Inc. | 7 Lucent Drive • Lebanon, NH • 03766 | Phone: (515) 999-5181 | www.arsanis.com

(b) Termination by the Company without Cause or by you for Good Reason in connection with a Change of Control. Subject to Section 409A, in the event that your employment is terminated by the Company without Cause pursuant to (b) or by you for Good Reason, in either case, within 12 months following a Change of Control, in addition to the Accrued Compensation (as defined below), which shall be paid at the time specified in (d) below, in lieu of any payments and benefits provided in (a) above, you shall be entitled to the severance payments and benefits specified below. In the event that you are terminated within three (3) months prior to a Chance of Control, the Arsanis Board of Directors will promptly review the causes and circumstances surrounding your termination in good faith and, to the extent that such termination is determined at its sole discretion to have been specifically related to such Change of Control and without Cause, you shall receive additional severance payments and benefits pursuant to this section (b).

(i). the Company shall continue to pay you your Full Time Base Salary, at the rate then in effect, for the Applicable Severance Period in addition to the subsequent three (3) month period (together, the “Change of Control Applicable Severance Period”), in accordance with the Company’s standard payroll policy as then in effect;

(ii). subject to your timely election to continue participation in the Company’s group health and dental plans under COBRA, and only for so long as you are eligible for such coverage through COBRA (or Massachusetts laws), the Company shall pay you, on a monthly and taxable basis, an amount equal to the full monthly premium cost of such participation until the conclusion of the Change of Control Applicable Severance Period, or, if earlier, until the date you become eligible to enroll in such plans of any new employer; and

(iii). all outstanding and unvested stock options and other equity awards then held by you will become fully vested and exercisable and, with respect to any stock options then held by you, shall remain exercisable for the period of time set forth in the applicable grant agreement.

(c). Termination by the Company due to your Disability or due to your Death. Subject to Section 409A, in the event your employment with the Company is terminated by the Company due to your disability or is terminated due to your death, in addition to the Accrued Compensation (as defined below), which shall be paid at the time specified in (d), the Company shall pay you at the same time as the Accrued Compensation is paid a pro-rata annual bonus for the year in which such termination of employment occurs, calculated by multiplying your target annual bonus for such year by a fraction, the numerator of which is the number of days you were employed during such year and the denominator of which is 365 (the “Pro-Rata Bonus”).

Arsanis, Inc. | 7 Lucent Drive • Lebanon, NH • 03766 | Phone: (515) 999-5181 | www.arsanis.com

(d). Any Other Termination. In the event your employment with the Company terminates for any reason other than by the Company without Cause pursuant to (b) or by you for Good Reason or by the Company due to your disability or due to your death, the Company shall pay you on the first payroll date that follows the date of the termination of your employment the Accrued Compensation. For purposes of this Agreement, “Accrued Compensation” means any base salary earned but not paid through the date of the termination of employment and an amount equal to the value of any vacation time accrued but unused as of such date.

(e). Parachute Payments.

(i). In the event of the consummation of a change in ownership or control within the meaning of Section 280G (a “280G Change in Control”) of the Company following the time that the Company has stock readily tradeable on an established securities market (within the meaning of Section 280G and the regulations thereunder), if all or a portion of the payments and benefits under this Agreement, together with any other payments and benefits provided to you by the Company or its Affiliates (including, without limitation, any accelerated vesting of stock options and other equity awards) (the “Total Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G (the aggregate of such payments (or portions thereof) being hereinafter referred to as the “Excess Parachute Payments”), you will be entitled to receive (A) an amount limited so that no portion thereof shall fail to be tax deductible under Section 280G (the “Limited Amount”), or (B) if the amount otherwise payable hereunder or otherwise (without regard to clause (A)) reduced by all taxes applicable thereto (including, for the avoidance of doubt, the excise tax levied under Section 4999 of the Code (the “Excise Tax”)) would be greater than the Limited Amount reduced by all taxes applicable thereto, the amount otherwise payable hereunder or otherwise.

(ii). The determination as to whether the Total Payments include Excess Parachute Payments and, if so, the amount of such Excess Parachute Payments, the amount of any Excise Tax with respect thereto, and the amount of any reduction in Total Payments shall be made at the Company’s expense by the independent public accounting firm most recently serving as the Company’s outside auditors or such other accounting or benefits consulting group or firm as the Company may designate (the “Accountants”). In the event that any payments under this Agreement or otherwise are required to be reduced as described in (e)(i), the adjustment will be made, first, by reducing the amount of base salary payable pursuant to (a)(i) or (b)(i), as applicable; second, if additional reductions are necessary, by reducing the payment of the amounts due to you pursuant to (a)(ii) or (b)(ii), as applicable; and third, if additional reductions are still necessary, by eliminating the accelerated vesting of stock option awards and other equity awards, if any, starting with those awards for which the amount required to be taken into account under Section 280G is the greatest.

Arsanis, Inc. | 7 Lucent Drive • Lebanon, NH • 03766 | Phone: (515) 999-5181 | www.arsanis.com

(iii). In the event that there has been an underpayment or overpayment under this Agreement or otherwise as determined by the Accountants, the amount of such underpayment or overpayment shall forthwith be paid to you or refunded to the Company, as the case may be, with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.

(f). Release. Any obligation of the Company to provide you severance payments or other benefits (including accelerated vesting of stock options and other equity awards) or any Pro-Rata Bonus (for the avoidance of doubt, other than Accrued Compensation), is conditioned on your (or your legal representative, if applicable, in the case of a termination due to your disability) signing a release of claims in the form provided by the Company (the “Release”) following the termination of your employment within a period of time not to exceed 45 days from the date of such termination of employment, and on your (or your legal representative, if applicable) not revoking the Release within the revocation period provided therein following your (or your legal representative’s, if applicable) execution of the Release, which release shall not apply to (i) claims for indemnification in your capacity as an officer or director of the Company under the Company’s Certificate of Incorporation, Bylaws or written agreement, if any, providing for director or officer indemnification, (ii) rights to receive insurance payments under any policy maintained by the Company, (iii) vested rights as an equity holder or option holder and (iv)to receive retirement benefits that are accrued and fully vested at the time of your termination. Except as otherwise provided in Section 409A, any payments to be made in the form of salary continuation pursuant to the terms of this Agreement shall be payable in accordance with the normal payroll practices of the Company, with the first such payment (which shall be retroactive to the day immediately following the date of your termination of employment) due and payable as soon as administratively practicable following the date the Release becomes effective, but not later than the date that is 60 days following the date your employment terminates. Notwithstanding the foregoing, if the date your employment terminates occurs in one taxable year and the date that is 60 days following such termination date occurs in a second taxable year, to the extent required by Section 409A, such first payment shall not be made prior to the first day of the second taxable year. For the avoidance of doubt, if you (or your legal representative, if applicable) do not execute an Release within the period specified in this (f), or if you (or your legal representative, if applicable) revoke the executed Release within the time period permitted by law, you will not be entitled to any payments or benefits (including the accelerated vesting of stock options or other equity awards) or any Pro-Rata Bonus set forth herein (other than the Accrued Compensation), any stock options and other equity awards that vested on account of such termination as provided for in this Agreement shall be cancelled with no consideration due to you, and the Company will not have any further obligations to you under this Agreement or otherwise. You agree to provide the Company prompt notice of your eligibility to participate in the health and, if applicable, dental, plan of any employer. You further agree to repay any overpayment of health and, if applicable, dental, benefit premiums made by the Company hereunder. Notwithstanding anything to the contrary herein, in the event that the Company’s payment of the amounts described in (a)(ii) or (b)(ii), as applicable, would subject the Company to any tax or penalty under the Patient

Arsanis, Inc. | 7 Lucent Drive • Lebanon, NH • 03766 | Phone: (515) 999-5181 | www.arsanis.com

Protection and Affordable Care Act (as amended from time to time, the “ACA”) or Section 105(h) of the Internal Revenue Code of 1986, as amended (“Section 105(h)”), or applicable regulations or guidance issued under the ACA or Section 105(h), you and the Company agree to work together in good faith to restructure such benefit.

(g). Survival, Conditions to Severance. Provisions of this Agreement shall survive any termination if so provided in this Agreement or if necessary or desirable to accomplish the purposes of other surviving provisions of the Agreement and the Invention, Non-Competition and Non-Disclosure Agreement. The obligation of the Company to make severance payments to you or on your behalf is expressly conditioned upon (i) your full performance, and continued performance during any applicable severance periods, of your material obligations under this Agreement, the Invention, Non-Competition and Non-Disclosure Agreement, and any subsequent agreement between you and the Company relating to, without limitation, confidentiality, non-competition, proprietary information or the like, and (ii) your (or your legal representative’s, if applicable, in the case of a termination due to your disability) execution and non-revocation of the Release as set forth above.

Definitions. For purposes of this Agreement, the following definitions apply:

(a). “Change of Control” means the first to occur of any of the following: (i) a merger or consolidation in which (A) the Company is a constituent party, or (B) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except in the case of either clause (A) or (B) any such merger or consolidation involving the Company or a subsidiary of the Company in which the beneficial owners of the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue beneficially to own, immediately following such merger or consolidation, at least a majority by voting power of the capital stock of (x) the surviving or resulting corporation or (y) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or a Company subsidiary of all or substantially all the assets of the Company and the Company subsidiaries taken as a whole (except in connection with a merger or consolidation not constituting a Change of Control under clause (i) or where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned Company subsidiary); or (iii) the sale or transfer, in a single transaction or series of related transactions, by the stockholders of the Company of more than 50% by voting power of the then-outstanding capital stock of the Company to any Person or entity or group of affiliated Persons or entities.

(b). “Code” means the Internal Revenue Code of 1986, as amended.

Arsanis, Inc. | 7 Lucent Drive • Lebanon, NH • 03766 | Phone: (515) 999-5181 | www.arsanis.com

(c). “Person” means an individual, a corporation, an association, a partnership, an estate, a trust and any other entity or organization, other than the Company.

(d). “Section 280G” means Section 280G of the Code, together with the regulations thereunder.

Section 409A.

(a). You and the Company agree that this Agreement shall be interpreted to comply with or be exempt from Section 409A, and the regulations and guidance promulgated thereunder to the extent applicable, and all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.

(b). A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits considered “nonqualified deferred compensation” under Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A (after giving effect to the presumptions contained therein) and, for purposes of any such provision of this Agreement, references to a “termination”, “termination of employment” or like terms shall mean “separation from service”. If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered nonqualified deferred compensation under Section 409A payable on account of a “separation from service”, such payment or benefit shall be made or provided at the date which is the earlier of (a) the expiration of the six-month period measured from the date of such “separation from service”, and (b) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 11(b) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed on the first business day following the expiration of the Delay Period to you in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c). With regard to any provision herein that provides for payment or reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A, (a) the right to payment, reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit; (b) the amount of expenses eligible for payment or reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for payment or reimbursement, or in-kind benefits, to be provided in any other taxable year; and (c) such payments shall be made on or before the last day of your taxable year following the taxable year in which the expense occurred.

Arsanis, Inc. | 7 Lucent Drive • Lebanon, NH • 03766 | Phone: (515) 999-5181 | www.arsanis.com

(d). For purposes of Section 409A, your right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments.

(e). In no event shall the Company have any liability relating to the failure or alleged failure of any payment or benefit under this Agreement to comply with, or be exempt from, the requirements of Section 409A.

At-Will Status: As is true for all Company employees, your employment with Arsanis will be “at will” meaning that either you or Company may terminate your employment at any time for any reason, with or without cause and with or without prior notice, subject the provisions of this Agreement.

Required Documentation: As a condition of employment, we will require you to successfully undergo a background screening and sign an Invention, Non-Competition, and Non-Disclosure Agreement, a form of which has been provided. You will also be required to acknowledge in writing that you have read the Company employee handbook, and have agreed to follow its rules and regulations. To comply with government-mandated confirmation of employment eligibility, we will require proof of your employment eligibility in the form of completed I-9 documentation and the provision of related identification documents.

If you would like to accept this offer please sign and return by the end of the day on July         , 2015.

We look forward to welcoming you as part of the Arsanis team.

Sincerely,

By: /s/ Eszter Nagy
Eszter Nagy
Co-Founder, President

AGREED TO:

/s/ René Russo

12 – Jul -2015

Date

Arsanis, Inc. | 7 Lucent Drive • Lebanon, NH • 03766 | Phone: (515) 999-5181 | www.arsanis.com